UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

Prestige Wealth Inc.

(Name of Issuer)

ordinary shares, $0.000625 par value per share

(Title of Class of Securities)

G7244A101

(CUSIP Number)

November 16, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☒	Rule 13d-1 (c)
☐	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 6 Pages

CUSIP No. G7244A101	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON EVEREST ASIA PACIFIC INC(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER
207,539
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER
207,539
	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,539
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.27%
12	TYPE OF REPORTING PERSON* OO

(1)	Qianfan Wang is the sole shareholder of EVEREST ASIA PACIFIC INC and has voting and dispositive power over the securities owned by EVEREST ASIA PACIFIC INC.

CUSIP No. G7244A101	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Qianfan Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER
664,594.2(2)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER
664,594.2(2)
	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 664,594.2(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.26%
12	TYPE OF REPORTING PERSON* IN

(2)	Represents (a) 207,539 ordinary shares owned by EVEREST ASIA PACIFIC INC, and (b) 457,055.2 ordinary shares by Qianfan Wang directly.

CUSIP No. G7244A101	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer: Prestige Wealth Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Suite 3201, Champion Tower 3 Garden Road, Central, Hong Kong

Item 2.

(a)	Name of Person Filing:

Qianfan Wang

EVEREST ASIA PACIFIC INC

(b)	Address of Principal Business Office or if none, Residence:

ROOM 2110, BUILDING 2, NO. 6 ZUOJIAZHUANG MIDDLE STREET, CHAOYANG DISTRICT, BEIJING, CHINA

(c)	Citizenship:

Qianfan Wang – China

EVEREST ASIA PACIFIC INC - British Virgin Islands

(d)	Title of Class of Securities: ordinary shares, $0.000625 par value per share

(e)	CUSIP Number: G7244A101

Item 3. Not Applicable

Item 4. Ownership.

(a)	Amount Beneficially Owned:

EVEREST ASIA PACIFIC INC – 207,539 shares.

Qianfan Wang – 664,594.2 shares. Consists of 207,539 shares owned by EVEREST ASIA PACIFIC INC, and 457,055.2 shares owned by himself.

Qianfan Wang is the sole shareholder of EVEREST ASIA PACIFIC INC and has voting and dispositive power over the securities owned by EVEREST ASIA PACIFIC INC.

CUSIP No. G7244A101	13G	Page 5 of 6 Pages

(b)	Percent of Class:

EVEREST ASIA PACIFIC INC – 2.27%

Qianfan Wang – 7.26%

The foregoing percentages are based on 9,150,000 ordinary shares outstanding as of October 6, 2023.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

EVEREST ASIA PACIFIC INC – 207,539 shares.

Qianfan Wang – 664,594.2 shares.

(ii)	shared power to vote or to direct the vote:

EVEREST ASIA PACIFIC INC – 0 share.

Qianfan Wang – 0 share.

(iii)	sole power to dispose or to direct the disposition of:

EVEREST ASIA PACIFIC INC – 207,539 shares.

Qianfan Wang – 664,594.2 shares.

(iv)	shared power to dispose or to direct the disposition of:

EVEREST ASIA PACIFIC INC – 0 share.

Qianfan Wang – 0 share.

Item 5. Ownership of Five Percent or Less of a Class: Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8. Identification and Classification of Members of the Group: Not Applicable

Item 9. Notice of Dissolution of Group: Not Applicable

Item 10. Certifications: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G7244A101	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVEREST ASIA PACIFIC INC

Date: November 27, 2023	By:	/s/ Qianfan Wang
		Name:	Qianfan Wang
		Title:	Director

Qianfan Wang

Date: November 27, 2023		/s/ Qianfan Wang